Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northgate Minerals Reports Second Quarter Results

     <<
             Receives Key Permit to Build the Young-Davidson Mine

       Notice: Conference Call and Webcast of Q2 Results Today at 10:00 am ET
                   Dial in: +647-427-7450 or 1-888-231-8191
     >>

     VANCOUVER, Aug. 10 /CNW/ - (All figures in US dollars except where noted)
- Northgate Minerals Corporation ("Northgate" or the "Corporation") (TSX: NGX;
NYSE Amex: NXG) today announced its financial and operating results for the three and six months ended June 30, 2010.

     <<
                           Second Quarter Highlights

     -   Reported net earnings of $4.3 million or $0.01 per diluted share.
     -   Generated cash flow from operations of $10.9 million or $0.04 per diluted share.
     -   Produced 68,275 ounces of gold and 9.6 million pounds of copper at an average net cash cost of $693 per ounce.
         -  Fosterville achieved record quarterly production at its mine of
            28,476 ounces of gold.
         -  Kemess South exceeded its production forecast, producing 24,967 ounces of gold.
     -   Received the key permit from the Ontario Ministry of Northern
         Development, Mines and Forestry allowing construction of the Young-
         Davidson mine to commence and broke ground on the property on August
         3, 2010.
     -   Discovered a new gold zone west of current reserves at Young-
         Davidson. The "YD West zone" is postulated to be the faulted offset extension of the current orebody.
         -  Hole YD10-198, one of the highest grade-thickness intervals intersected to date on the property, returned 3.46 grams per tonne
            (g/t) gold over 79.5 metres (m).
         -  The YD West zone is open up and down dip and to the west.
     -   Commenced a $3 million infill diamond drill program at Kemess
         Underground in order to more tightly define the 70+ million tonne higher grade core within the Kemess North deposit.
     >>

     Ken Stowe, President and CEO, stated: "Our Fosterville and Kemess mines turned in strong operating performances during the second quarter, but overall performance was impacted by challenges faced at Stawell, where complex geology in the orebody and poor reserve performance necessitated the unplanned processing of marginal grade ore. During the balance of the year, Stawell production is expected to recover as the new GG6 mining zone comes on stream and operations should be back to normal in the fourth quarter. On the exploration front, our intensive 2010 exploration program paid dividends with the discovery of a new gold zone on the Young-Davidson property, in what is postulated to be the faulted offset of the current orebody, and we will be following up with additional drilling to determine the vertical and lateral extent of this new zone. Also in the second half of the year, we will be wrapping up the $3 million drill program at Kemess Underground. In addition, exploration efforts will be ramping up as part of our $18 million exploration budget in Australia, where the focus is on resource to reserve conversion and the search for substantial new orebodies in the Stawell camp. Lastly, having received the key permit for the Young-Davidson project in July, we broke ground on the property last week, as the appropriate resources were mobilized on site. This is a monumental event, as Young-Davidson represents a low cost, long-life mine with excellent growth potential that will become the new cornerstone of our company."

     Financial Performance

     Northgate recorded consolidated revenue of $122.7 million in the second quarter of 2010, compared with revenue of $130.3 million recorded in the same period last year. For the six months ended June 30, 2010, Northgate recorded revenues of $248.0 million, slightly lower than the $254.1 million recorded in the corresponding period of 2009.
     Net earnings for the second quarter of 2010 were $4.3 million or $0.01 per share, compared with net earnings of $5.4 million or $0.02 per share in the second quarter of 2009, and included a tax effected, unrealized gain of
$11.4 million relating to Northgate's copper forward sales contracts. These contracts are priced at Cdn$3.31 per pound and were put in place in order to secure a significant portion of cash inflow over Kemess South's remaining mine-life. Net earnings for the six months ended June 30, 2010 were $9.2 million.
     Northgate continued to generate positive cash flow from operations of
$10.9 million or $0.04 per share in the most recent quarter and continues to maintain a strong balance sheet, with cash and cash equivalents totalling
$204.2 million at the end of June 30, 2010.

     Results from Operations

     Fosterville Gold Mine

     During the second quarter of 2010, a record 218,259 tonnes of ore were mined and mine development advanced 1,939m, compared with 206,829 tonnes mined and 2,033m advanced, respectively, in the corresponding period of 2009. Higher mining rates continue as substantial mine development has been achieved since taking ownership of the mine.
     Also during the quarter, 205,094 tonnes of ore were milled at a grade of
4.97 g/t, which was an improvement over the 203,822 tonnes milled at a grade of 4.54 g/t in the corresponding quarter of 2009.
     Fosterville achieved record production of 28,476 ounces of gold in second quarter of 2010, which was approximately 2,000 ounces higher than the previous record set in the fourth quarter of 2009, and generated record cash flow from operations of $14.1 million. Production in the first half of 2010 was 54,897 ounces of gold, which was in line with forecast.
     The average net cash cost of production for the second quarter of 2010 was $669 per ounce, which was in line with forecast and slightly lower than the $679 per ounce recorded in the previous quarter. The net cash cost of production in the corresponding quarter of 2009 was $537 per ounce. Cash costs in the most recent quarter were an excellent achievement, despite the dramatic increase in the Australian dollar relative to the US dollar, which averaged over 16% higher in the most recent quarter.
     In 2010, Fosterville is now expected to produce 105,000 ounces of gold at a net cash cost of $690 per ounce, which is down slightly from the previous estimate as a result of small changes in the mine plan for the balance of the year.

     Stawell Gold Mine

     During the second quarter of 2010, a total of 175,394 tonnes of ore were mined and mine development advanced 1,835m, which was higher than the 170,826 tonnes mined and 1,697m advanced, respectively, in the same period of 2009.
While mine production was higher in the most recent quarter, gold production was negatively impacted by a combination of complex geology in the orebody and poor reserve performance on the reserve extremities. A number of ore zones that were scheduled to be mined during the quarter proved to be more complex and more faulted than originally designed. This caused production delays and increased dilution from these areas. The underground ore production shortfall necessitated the processing of a substantial quantity of low-grade stockpiled oxide ore in order to keep the mill operating at capacity and resulted in production of 14,832 ounces of gold, compared to 20,066 ounces in the corresponding period of last year.
     Issues arising in the second quarter have since been addressed. A recovery plan has been implemented to bring production back to its normal run rate of approximately 25,000 ounces per quarter, which includes development in the new GG6 mining zone, with a significantly higher average reserve grade of
6.3 g/t. Also, a program of increased drill information prior to extraction has been implemented, as well as deferred mining in the more challenging extremities of the ore zones. Production for the second half of the year is now forecast to be 44,000 ounces of gold and full year production has been revised to 81,000 ounces.
     As a result of challenges experienced in the second quarter, the net cash cost of production was significantly higher at $1,069 per ounce of gold compared to $608 per ounce of gold recorded in the same period last year. In addition to the production issues already discussed, cash costs were affected by the dramatic increase in the Australian dollar relative to the US dollar.
For the balance of 2010, Stawell's cash cost is forecast to be lower at $745 per ounce of gold.

     Kemess South

     During the quarter, Kemess South posted gold production of 24,967 ounces, which was 9% higher than forecast. Copper production of 9.6 million pounds was slightly lower than forecast due to lower than planned metallurgical recoveries. The net cash cost of production for the second quarter of 2010 was
$497 per ounce, which was in line with forecast. For the third and fourth quarter of 2010, the net cash cost is expected to drop dramatically to approximately $455 and $45 per ounce, respectively, as significantly higher copper production of 25.4 million pounds (Q3 - 11.2 million pounds and Q4 -
14.2 million pounds) is expected in the second half of the year. For the full year 2010, gold production at Kemess is in line with forecast of 102,000 ounces at a net cash cost of $365 per ounce.
     During the quarter, approximately 10.3 million tonnes of ore and waste were removed from the eastern end of the open pit, significantly higher than the 5.6 million tonnes during the corresponding quarter of 2009. As a result of the higher tonnes moved in the most recent quarter, unit mining costs of
Cdn$0.95 per tonne moved were cut in half from the Cdn$1.99 per tonne moved in the same quarter of 2009. Unit mining costs will remain low until the end of the mine-life, as ore and waste haul distances are shorter out of the eastern end of the open pit.
     The mill continues to achieve excellent results. Mill throughput and mill availability during the second quarter of 2010 were 50,262 tonnes per day
(tpd) and 90%, respectively, compared with 49,105 tpd and 94% in the same period of 2009.

     2010 Production Forecast

     Northgate's production forecast for the balance of 2010 is outlined in the following table:

     <<
                   -----------------------------------------------------------
                     Actual                                          Forecast
                    (ounces)       Forecast (ounces)                   2010
                   ----------------------------------------   Total  Cash Cost
                       Q1        Q2        Q3        Q4     (ounces) ($/oz)(1)
     -------------------------------------------------------------------------
     Fosterville     26,421    28,476    25,000    25,000   105,000      $690
     Stawell         22,238    14,832    18,500    25,500    81,000      $820
     Kemess          24,703    24,967    25,000    27,000   102,000      $365
     -------------------------------------------------------------------------
                     73,362    68,275    68,500    77,500   288,000      $610
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Assuming copper price of $3.20/lb and exchange rates of US$/Cdn$0.97 and US$/A$0.88 for Q3 and Q4 2010.
     >>

     Construction Commences at Young-Davidson

     On July 2, 2010, Northgate announced that it had received notice from the
Ontario Ministry of Northern Development, Mines and Forestry ("MNDMF") of
acceptance of the Closure Plan for the Young-Davidson Mining Project.
Acceptance of the Closure Plan allows Northgate to commence construction and development of the Young-Davidson mine, which is forecast to produce an average of 180,000 ounces of gold per year at a cash cost of $350 per ounce over a 15-year mine life starting in 2012.
     Upon acceptance of the Closure Plan, Northgate began to mobilize the appropriate resources and on August 3, 2010, surface construction activities began on the property. Several projects are currently underway or imminent, which include:

     <<
     -   Construction of the new hoist house for the existing shaft.
     -   Procurement of new ventilation equipment to service the increased underground mine development activities.
     -   Site clearing and relocating support services in the process plant area.
     -   Mobilization of heavy mobile equipment for construction of the main plant site area, open pit and tailings dams.
     -   Awarding the contract for the refurbishment of the existing
         47-kilomtre (km) transmission line connecting Young-Davidson to the provincial grid.
     -   Finalizing and awarding the contract for the realignment of Highway
         566.
     -   Awarding the contract for construction of the process plant building.
     -   Awarding purchase orders for equipment.
     >>

     In June, Northgate started underground mine development with newly hired miners. The new miners have begun development with mining equipment purchased earlier in the year. The Northgate mining crew, alongside our mining contractor, have achieved an average daily development rate of 13.3 m/day, a higher development than any other month. Other activities on site have recently been completed, including:

     <<
     -   Reaching the 16th level, the final level, in the existing shaft and preparing to convert from dewatering activities to shaft deepening.
     -   Advancing the ramp development a total of 3,400m.
     >>

     In early September, a groundbreaking ceremony will be held to commemorate the start of construction of the Young-Davidson mine, with dignitaries, business representations and members of the immediate and surrounding communities expected to attend.
     Other initiatives over the next six months include:

     <<
     -   Starting the major earthworks required for the preparation of the project site.
     -   Commissioning the new hoist and commencing shaft sinking operations.
     -   Constructing the foundation for the new Northgate production shaft.
     -   Completing the erection of the process plant building.
     -   Preparing the materials required for the construction of the tailings dam.
     -   Installing major process equipment.
     >>

     Exploration Overview

     Young-Davidson

     Exploration at Young-Davidson in the second quarter was part of a 20,000m drill program to explore for other deposits outside of the known reserves and resources currently being developed. In the first half of the year, over
11,000m (77 holes) had been completed with 60 holes drilled in the second quarter. Drilling was primarily aimed at additional open pit potential to the east of the main deposit and additional syenite hosted mineralization along strike from the known reserves and resources.
     Clearly the highlight of the second quarter (see press release dated July
6, 2010) was hole YD10-198, located west of the Young-Davidson orebody, which intersected 3.46 g/t gold over 79.5m (estimated true thickness is 53.5m). This is a new gold zone, the "YD West zone", located west of the currently defined reserves and resources and is postulated to be the faulted offset extension of the current orebody. As well as being one of the highest grade-thickness intervals intersected to date on the property, this zone is open up, down dip and to the west and appears to have excellent potential to add significant gold resources to the project. A second drill has been mobilized on site and the two drills will be following up on this exciting discovery (see blue triangles in Figure 1 below), which include drilling of several new holes to explore up and down dip of hole 198 and extending existing holes that were previously not drilled far enough north to intersect the postulated extension to surface of the newly discovered YD West zone.

     Figure 1: Young-Davidson Longitudinal Section
     http://www.northgateminerals.com/Theme/Northgate/files/Releases/Fig1_YDQ2
..gif

     In addition to this new discovery, drill testing of the potential additional open pit material has been completed (hole 160 intersected 17.2m of
5.29 g/t gold and hole 174 intersected 18m over 4.35 g/t gold - see press release dated May 11, 2010) and pending the receipt of final assays, resource modeling will be initiated and engineering studies undertaken to assess the potential for additional open pit material, which would have a positive impact on the early years of production.

     Kemess Underground

     The Kemess Underground diamond drill program was initiated in order to more tightly define the 70+ million tonne higher grade core of the Kemess
North deposit within which previous drilling had defined in excess of 1.4 million ounces of gold and 500 million pounds of copper. This program will also determine the geotechnical characteristics of the higher grade core and assess the potential for large scale underground bulk mining that could be milled at the existing Kemess facilities.
     With an overall budget of $3 million, a 20-hole program of 12,000m was initiated at the start of June with two drills and is expected to take four months to complete.
     Drilling production rates have been excellent, having completed six holes totalling 5,000m by the end of June. Northgate will release the results of the
20-hole program once final assays have been returned.

     Awakening Gold Project, Nevada

     On June 7, 2010 Northgate and Nevada Exploration Inc. announced the execution of the definitive Exploration and Option to Enter Joint Venture
Agreement on the Awakening Gold Project, located in Humboldt County, Nevada.
The Agreement grants Northgate the option to earn an initial 51% interest in the Awakening Gold Project by spending $4,100,000 in exploration and making additional payments totalling $436,000 over five years. Northgate's exploration commitment in the first year is $500,000. If Northgate completes the initial 51% earn-in, it may then earn an additional 14%, for a total of
65%, by completing a feasibility report on the property.
     The Awakening Gold Project is Northgate's first foray into the Nevada region and consists of 420 claims (approximately 34km(2)) on the northwest flank of the Slumbering Hills. The property adjoins the north end of the former producing Sleeper Gold Mine, which produced 1.7 million ounces of gold and 2.3 million ounces of silver (refer to Figure 2 below).
     The property is largely covered by a thin veneer of alluvium, and as a result, has seen little historic exploration activity. In 2005, Nevada
Exploration's regional groundwater chemistry reconnaissance program identified anomalous levels of gold and other trace metals in the groundwater north of the Sleeper Gold Mine. In 2008 and 2009, Nevada Exploration completed detailed gravity geophysics, air magnetic geophysics, and soil geochemistry across the property. The combined exploration dataset has identified several high priority targets analogous to the geologic units controlling the mineralization at the Sleeper Gold Mine.
     Northgate is now negotiating with contractors to carry out 24 km of
Induced Polarization (IP) and Magnetotelluric (MT) geophysical surveys as well as additional soil and water geochemical sampling to further define drill targets, prior to its first drill program in early 2011.

     Figure 2: Map of Awakening Gold Project Claims and Surrounding Mines
     http://www.northgateminerals.com/Theme/Northgate/files/Releases/Fig2_AwQ2
..gif

     Fosterville Gold Mine

     Exploration drilling continued during the quarter with four drill rigs completing approximately 15,000m, focusing almost exclusively on resource to reserve conversion on three target areas: Harrier Underground North, accessible resource areas within the Harrier Decline and the Phoenix
Extension.
     Resource conversion drilling within the Harrier Underground North continued in the second quarter, completing 22 holes totalling 10,500m. The drill program has been largely successful in its objectives and additional infill drilling is underway to both the south and to the north, with the expectation that this area will be included in the reserve statement at the end of the year. Development towards the Harrier Underground is ongoing and it is expected that production from this zone will commence in 2011.
     Drill testing within two targets in the upper part of the Harrier Decline also commenced during the quarter and initial results indicate a broad zone of moderate to strong mineralization, which include 5.9 g/t gold over 8.6m and
5.6 g/t gold over 11.9m. Early indications are that significant portions of these areas will convert into reserve by the end of the year.
     Phoenix Extension drilling has shown that the deposit extends as far south as section 6800N although the geometry has changed somewhat with a flatter dip compared to current mining areas and the main Phoenix Fault has more splay faults than in the current mining area. During the quarter, seven holes totalling 3,000m were completed. Some of these subsidiary faults have significant gold intersections, the best of which is 23.3m of 6.3 g/t gold
(close to true thickness). The tonnage potential of these splay faults may be limited and further evaluation will be required when underground development permits. Assay results for the Phoenix Extension (section 7000N) include:

     <<
     -   SPD-547B: 23.3m (at) 6.3 g/t gold, including 6.5m (at) 4.6 g/t gold
     -   SPD-547A: 2.9m (at) 3.5 g/t gold
     -   SPD547: 6.6m (at) 2.3 g/t gold
     >>

     Drill programs for the balance of 2010 are shown in the following longitudinal section:

     Figure 3: Longitudinal Section of the Fosterville Gold Mine
     http://www.northgateminerals.com/Theme/Northgate/files/Releases/Fig3_FGMQ
2.gif

     Also during the quarter, geophysical and geochemical surveys were undertaken in the region surrounding the mine lease, in preparation for drill testing targets in the second half of the year.

     Stawell Gold Mine

     Exploration drilling at Stawell continued with two drill rigs completing
3,110m on a number of targets both on mine lease and in the general district.
The two primary mine lease targets currently being tested are the Northgate
Gift and Wonga Gift Deeps. The Northgate Gift is a postulated offset of the
Golden Gift deposit below and north of the Golden Gift along the Wildcat
Porphyry, a dyke that fills a post mineralization structure. During the quarter, the hole progressed 1,320m and is nearing its target, although the hole is currently suspended to allow mine development near the drill collar.
The Wonga Gift Deeps is targeting a postulated basalt dome that has been confirmed by geophysical surveys and drilling was initiated at the end of the quarter.
     Other targets in the district are undergoing preliminary evaluation with geophysical and geochemical surveys in preparation for drill testing later in the year or early 2011.

     <<
     Summarized Consolidated Results

     Thousands of US dollars,
      except where noted)      Q2 2010      Q2 2009      H1 2010      H1 2009
     -------------------------------------------------------------------------

     Financial Data

     Revenue               $   122,737  $   130,297  $   248,015  $   254,115
     Net Earnings                4,260        5,402        9,197       26,812
       Per share (diluted)        0.01         0.02         0.03         0.10
     Adjusted net earnings
      (loss)(1)                 (7,126)      10,057          220       37,370
       Per share (diluted)       (0.02)        0.04         0.00         0.15
     Cash flow from
      operations                10,944       49,997       27,227       95,199
     Cash and cash
      equivalents              204,173      120,759      204,173      120,759
     Total assets          $   691,582  $   657,215  $   691,582  $   657,215
     -------------------------------------------------------------------------

     Operating Data

     Gold production
      (ounces)
       Fosterville              28,476       25,416       54,897       51,195
       Stawell                  14,832       20,066       37,070       42,458
       Kemess                   24,967       47,895       49,670      107,201
                           ---------------------------------------------------
       Total gold
        production              68,275       93,377      141,637      200,854
                           ---------------------------------------------------
     Gold sales (ounces)
       Fosterville              29,152       24,875       55,096       51,238
       Stawell                  15,944       19,608       37,355       44,243
       Kemess                   20,847       56,089       48,620      111,775
                           ---------------------------------------------------
       Total gold sales         65,943      100,572      141,071      207,256
                           ---------------------------------------------------
     Realized gold price
      ($/ounce)(2)               1,274          924        1,196          929
                           ---------------------------------------------------
     Net cash cost
      ($/ounce)(3)
       Fosterville                 669          537          674          483
       Stawell                   1,069          608          904          515
       Kemess                      497          366          499          366
                           ---------------------------------------------------
     Average net cash cost
      ($/ounce)                    693          465          673          428
                           ---------------------------------------------------
     Copper production
      (thousands pounds)         9,643       13,805       19,172       28,812
     Copper sales
      (thousands pounds)         7,997       14,947       19,142       27,979
     Realized copper price
      ($/pound)(2)                2.42         2.65         3.04         2.38
     -------------------------------------------------------------------------
     (1) Adjusted net earnings is a non-GAAP measure. See section entitled
         "Non-GAAP Measures" in the Corporation's second quarter MD&A Report.
     (2) Metal pricing quotational period for Kemess is three months after the month of arrival (MAMA) at the smelting facility for copper and gold.
         Therefore, realized prices reported will differ from the average quarterly reference prices, since realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.
     (3) Net cash cost per ounce of production is a non-GAAP measure. See section entitled "Non-GAAP Measures" in the Corporation's second quarter MD&A Report.

     Interim Consolidated Balance Sheets

                                                         June 30  December 31
     Thousands of US dollars                                2010         2009
     -------------------------------------------------------------------------
                                                      (Unaudited)
     Assets
     Current Assets
     Cash and cash equivalents                       $   204,173  $   253,544
     Trade and other receivables                          31,442       27,961
     Income taxes receivable                               3,464            -
     Inventories (note 3)                                 38,269       44,599
     Prepaids                                              1,790        2,566
     Future income tax asset                               5,190        5,541
     -------------------------------------------------------------------------
                                                         284,328      334,211
     Other assets                                         36,172       27,544
     Future income tax asset                               5,580       14,507
     Mineral property, plant and equipment               328,501      327,416
     Investments (note 4)                                 37,001       38,001
     -------------------------------------------------------------------------

                                                     $   691,582  $   741,679
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity
     Current Liabilities
     Accounts payable and accrued liabilities        $    57,757  $    59,132
     Income taxes payable                                      -       29,395
     Short-term loan (note 5)                             40,787       41,515
     Capital lease obligations                             6,651        5,995
     Provision for site closure and reclamation
      obligations                                         20,395       23,501
     Future income tax liability                             855          867
     -------------------------------------------------------------------------
                                                         126,445      160,405
     Capital lease obligations                             4,446        4,656
     Other long-term liabilities                           2,527        8,995
     Provision for site closure and reclamation
      obligations                                         19,067       23,989
     Future income tax liability                             801            -
     -------------------------------------------------------------------------
                                                         153,286      198,045

     Shareholders' Equity
     Common shares                                       403,493      402,879
     Contributed surplus                                   7,947        6,202
     Accumulated other comprehensive loss                (20,599)      (3,705)
     Retained earnings                                   147,455      138,258
     -------------------------------------------------------------------------
                                                         538,296      543,634
     -------------------------------------------------------------------------

                                                     $   691,582  $   741,679
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Commitments (note 11)

     The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

     Interim Consolidated Statements of Operations and Comprehensive Income

     Thousands of US
      dollars, except share      Three Months Ended          Six Months Ended
      and per share amounts,                June 30                   June 30
      unaudited                   2010         2009         2010         2009
     -------------------------------------------------------------------------

     Revenue               $   122,737  $   130,297  $   248,015  $   254,115
     -------------------------------------------------------------------------

     Cost of sales (note 3)     76,792       86,734      161,336      146,052
     Depreciation and
      depletion                 24,666       26,092       51,978       49,589
     Administrative and
      general                    2,651        2,356        6,490        4,638
     Net interest income          (462)        (530)        (916)        (910)
     Exploration                 6,519        5,491       10,646        8,740
     Currency translation
      loss                       6,140          795        2,741        3,376
     Accretion of site
      closure and reclamation
      obligations                  416          777          830        1,499
     Write-down of
      investments (note 4)          29          508          369          508
     Other income (note 9)      (1,570)        (162)      (1,321)        (828)
     -------------------------------------------------------------------------

                               115,181      122,061      232,153      212,664
     -------------------------------------------------------------------------

     Earnings before
      income taxes               7,556        8,236       15,862       41,451
     Income tax recovery
      (expense)
       Current                   3,309       (2,267)       2,832      (25,120)
       Future                   (6,605)        (567)      (9,497)      10,481
     -------------------------------------------------------------------------

                                (3,296)      (2,834)      (6,665)     (14,639)
     -------------------------------------------------------------------------

     Net earnings for the
      period                     4,260        5,402        9,197       26,812

     Other comprehensive
      income (loss)
       Unrealized gain (loss)
        on available for sale
        investments                (70)       2,800         (936)         314
       Unrealized gain (loss)
        on translation of
        self-sustaining
        operations             (22,391)      45,023      (16,585)      41,055
       Reclassification of
        other than temporary
        loss on available
        for sale investments
        to net earnings             29          508          369          508
       Reclassification of
        realized loss on
        available for sale
        investments to net
        earnings                   258            -          258            -
     -------------------------------------------------------------------------
                               (22,174)      48,331      (16,894)      41,877
     -------------------------------------------------------------------------

     Comprehensive income
      (loss)               $   (17,914) $    53,733  $    (7,697) $    68,689
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net earnings per share
       Basic               $      0.01  $      0.02  $      0.03  $      0.10
       Diluted             $      0.01  $      0.02  $      0.03  $      0.10
     Weighted average
      shares outstanding
       Basic               290,859,592  255,859,008  290,789,562  255,806,475
       Diluted             292,191,285  256,469,123  292,096,622  256,012,372
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these interim consolidated financial statements.

     Interim Consolidated Statements of Cash Flows

                                 Three Months Ended          Six Months Ended
     Thousands of US dollars,               June 30                   June 30
      unaudited                   2010         2009         2010         2009
     -------------------------------------------------------------------------

     Operating activities:
       Net earnings for
        the period         $     4,260  $     5,402  $     9,197  $    26,812
     Non-cash items:
       Depreciation and
        depletion               24,666       26,092       51,978       49,589
       Unrealized currency
        translation loss
        (gain)                    (245)       1,115          325           (9)
       Accretion of site
        closure and
        reclamation
        obligations                416          777          830        1,499
       Loss (gain) on
        disposal of assets      (1,638)         113       (1,305)         183
       Amortization of
        deferred charges             -           53            -          107
       Stock-based
        compensation               511          315        1,950          754
       Accrual of employee
        severance costs            435          675          873        1,330
       Future income tax
        expense (recovery)       6,605          567        9,497      (10,481)
       Change in fair value
        of forward contracts   (15,965)       5,924      (13,071)      14,357
       Write-down of
        investments                 29          508          369          508
       Loss on sale of
        investments                258            -          258            -
     Changes in operating
      working capital and
      other (note 10)           (8,388)       8,456      (33,674)      10,550
     -------------------------------------------------------------------------
                                10,944       49,997       27,227       95,199
     -------------------------------------------------------------------------
     Investing activities:
       Increase in
        restricted cash              -          (64)      (9,879)        (136)
       Purchase of plant
        and equipment          (13,049)      (9,148)     (22,160)     (18,888)
       Mineral property
        development            (22,500)      (9,781)     (41,777)     (17,620)
       Transaction costs
        paid                      (160)           -         (160)           -
       Proceeds from sale
        of equipment               262          238          513          310
       Proceeds from
        insurable asset
        disposition              1,619            -        1,619            -
       Proceeds from sale of
        equity investments          82            -           82            -
     -------------------------------------------------------------------------
                               (33,746)     (18,755)     (71,762)     (36,334)
     -------------------------------------------------------------------------
     Financing activities:
       Repayment of capital
        lease obligations       (1,852)      (1,547)      (3,366)      (2,659)
       Repayment of
        short-term loan           (350)        (323)        (728)        (940)
       Repayment of other
        long-term liabilities     (212)        (173)        (429)        (324)
       Issuance of common
        shares                     186          190          409          276
     -------------------------------------------------------------------------
                                (2,228)      (1,853)      (4,114)      (3,647)
     -------------------------------------------------------------------------
     Effect of exchange
      rate changes on cash
      and cash equivalents      (1,103)       2,991         (722)       3,122
     -------------------------------------------------------------------------
     Increase (decrease)
      in cash and cash
      equivalents              (26,133)      32,380      (49,371)      58,340
     Cash and cash
      equivalents,
      beginning of period      230,306       88,379      253,544       62,419
     -------------------------------------------------------------------------
     Cash and cash
      equivalents, end
      of period            $   204,173  $   120,759  $   204,173  $   120,759
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Supplementary cash flow information (note 10)

     The accompanying notes form an integral part of these interim consolidated financial statements.

     Interim Consolidated Statement of Shareholders' Equity

                                          Number of       Common
     Thousands of US dollars, except         Common       Shares  Contributed
      common shares, unaudited               Shares       Amount      Surplus
     -------------------------------------------------------------------------
     Balance at December 31, 2008       255,717,071  $   311,908  $     5,269
       Shares issued under equity
        offering                         34,300,000       89,306            -
       Shares issued under employee
        share purchase plan                 306,715          422            -
       Shares issued on exercise of
        options                             364,600        1,030         (321)
       Stock-based compensation                   -          213        1,254
       Net loss                                   -            -            -
       Other comprehensive income                 -            -            -
     -------------------------------------------------------------------------
     Balance at December 31, 2009       290,688,386      402,879        6,202
       Shares issued under employee
        share purchase plan                 114,464          224            -
       Shares issued on exercise of
        options                             109,800          278          (93)
       Stock-based compensation                   -          112        1,838
       Net earnings                               -            -            -
       Other comprehensive loss                   -            -            -
     -------------------------------------------------------------------------
     Balance at June 30, 2010           290,912,650  $   403,493  $     7,947
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                        Accumulated
                                              Other
                                      Comprehensive
     Thousands of US dollars, except         Income     Retained
      common shares, unaudited                (loss)    Earnings        Total
     -------------------------------------------------------------------------
     Balance at December 31, 2008       $   (89,503) $   187,764  $   415,438
       Shares issued under equity
        offering                                  -            -       89,306
       Shares issued under employee
        share purchase plan                       -            -          422
       Shares issued on exercise of
        options                                   -            -          709
       Stock-based compensation                   -            -        1,467
       Net loss                                   -      (49,506)     (49,506)
       Other comprehensive income            85,798            -       85,798
     -------------------------------------------------------------------------
     Balance at December 31, 2009            (3,705)     138,258      543,634
       Shares issued under employee
        share purchase plan                       -            -          224
       Shares issued on exercise of
        options                                   -            -          185
       Stock-based compensation                   -            -        1,950
       Net earnings                               -        9,197        9,197
       Other comprehensive loss             (16,894)           -      (16,894)
     -------------------------------------------------------------------------
     Balance at June 30, 2010           $   (20,599) $   147,455  $   538,296
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these interim consolidated financial statements.
     >>

     This press release should be read in conjunction with the Corporation's second quarter MD&A report and accompanying unaudited interim consolidated financial statements, which can be found on Northgate's website at
www.northgateminerals.com, in the "Investor Info" section, under "Financial
Reports - Quarterly Reports".

     Q2 2010 Second Quarter Results Conference Call and Webcast

     Northgate will be hosting a live conference call and webcast discussing our second quarter financial results on August 10, 2010 at 10:00 am Toronto time.
     You may participate in our conference call by calling 647-427-7450 or toll free in North America at 1-888-231-8191. To ensure your participation, please call five minutes prior to the scheduled start of the call.
     A live audio webcast and presentation package will be available on
Northgate's homepage at www.northgateminerals.com. Information pertaining to the conference replay, available from August 10 to August 24, can also be found on our website.

     Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and
Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties.

     Qualified Person

     The program design, implementation, quality assurance/quality control and interpretation of the results are under the control of Northgate's geological staff, which includes a number of individuals who are qualified persons as defined under NI 43-101. Carl Edmunds, PGeo, Northgate's Exploration Manager,
has reviewed the geologic contents of this release.

     Cautionary Note Regarding Forward-Looking Statements and Information:

     This Northgate press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and
"forward-looking statements" within the meaning of the United States Private
Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes",
"anticipates", "budget", "scheduled", "estimates", "forecasts", "intends",
"plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might"
"be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk
Factors" in Northgate's Annual Information Form for the year ended December
31, 2009 or under the heading "Risks and Uncertainties" in Northgate's 2009
Annual Report, both of which are available on the SEDAR website at
www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize.
Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

     Cautionary Note to US Investors Regarding Mineral Reporting Standards:

     The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of
U.S. securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101-Standards of
Disclosure for Mineral Projects under the guidelines set out in the Canadian
Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources
and Mineral Reserves. The Securities and Exchange Commission (the "SEC")
permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms, such as, "measured mineral resources"
"indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the Company's public filings which have been filed with securities commissions or similar authorities in Canada).

     %CIK: 0000072931

     /For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: 416-363-1701 ext. 233, Email: ngx(at)northgateminerals.com, Website:
www.northgateminerals.com/
     (NGX. NXG NXG)

CO:  Northgate Minerals Corporation

CNW 07:23e 10-AUG-10